UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14045811

SEC Mail Processing Section FEB 28 2014 Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD SECURITIES PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 CHERRY HILL DRIVE
(No. and Street)

BEVERLY (City) MASSACHUSETTS (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOYCE M MOORE (978) 927-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

2 International Place, Fourth Floor (Address) BOSTON (City) MASSACHUSETTS (State) 02110 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/11

OD 3/24/14

OATH OR AFFIRMATION

I, JOYCE M MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWOOD SECURITIES PARTNERS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Joyce M Moore
Signature

CHIEF FINANCIAL OFFICER
Title

Nicole L. Rewls
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2013 and 2012

BDO

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31, 2013 and 2012

Brookwood Securities Partners, LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110-1745

Independent Auditor's Report

To the Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the Company) as of December 31, 2013 and 2012, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Securities Partners, LLC as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2014

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2013		2012
Assets				
Cash and Cash Equivalents	$	107,667	$	1,227,625
Due from Affiliate		146,407		58,200
Prepaid Expenses and Other Assets		29,931		32,654
Total Assets	$	284,005	$	1,318,479
Liabilities and Member's Equity				
Commissions Payable	$	-	$	586,078
Due to Affiliate		5,260		67,342
Accounts Payable and Accrued Expenses		58,575		55,974
Total Liabilities		63,835		709,394
Member's Equity		220,170		609,085
Total Liabilities and Member's Equity	$	284,005	$	1,318,479

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Income Taxes

The Company is not required to file Federal or state income tax returns. Due to being a sole member limited liability company, the Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC tax return. Brookwood Financial Partners, LLC's, as a limited liability company, is not subject to Federal or state income taxes and each of its members are required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net

capital ratio, shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2013, the Company had $43,832 of net capital, which was $38,832 in excess of required net capital. At December 31, 2012, the Company had $518,231 of net capital, which was $470,938 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 1.46 as of December 31, 2013 and 1.37 as of December 31, 2012. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 rule 15c3-3, the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	**2013**	2012
Member's equity qualified for net capital	**$ 220,170**	$ 609,085
Less non-allowable assets	**176,338**	90,854
Net capital under SEC Rule 15c3-1	**$ 43,832**	$ 518,231

4. Transactions with Affiliates

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities will be paid by the Company. As of December 31, 2013 and 2012, $5,260 and $67,342 respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. As of December 31, 2013, $146,407 was unpaid and was included in due from affiliate, in the accompanying statements of financial condition.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Fair Value

The Company follows the provisions of ASC Topic 820, *Fair Value Measurement*, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximized the use of observable inputs and minimized the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing its liability based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those held by the Company. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants that have investments in the

same or similar assets would use as determined by the money managers for each investment based on best information available in the circumstances. Pursuant to ASC 820, the input hierarchy is broken down into three levels based on the degree to which the input is observable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any judgment. Examples include equity that is actively traded on a major exchange.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include investments in limited partnerships, limited liability investment companies and private equity investments.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2013	Level 1
Money market funds	$ 59,932

Fair Value at December 31, 2012	Level 1
Money market funds	$ 1,014,781

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2013 through February 26, 2014 the date the financial statements were available to be issued.